Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE – INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2015

Highlights

For the first quarter of 2015, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated revenues of $36.2 million, operating income of $17.0 million and net income of $7.2 million

•	Generated Adjusted EBITDA of $28.3 million (1)

•	Generated distributable cash flow of $16.4 million (1)

•	Declared, on April 17, 2015, a cash distribution of $0.51 per unit representing a 4% increase over the distribution paid for the fourth quarter of 2014. The cash distribution will be paid on May 14, 2015 to all unitholders of record as of the close of business on May 4, 2015.

•	Had a coverage ratio of 1.36 with respect to the distribution (1)

In addition:

•	On May 7, 2015 Mr. John Costain resigned from the Board of Directors of the Partnership. Mr. Costain will become the Partnership’s Chief Executive Officer and Chief Financial Officer effective June 1, 2015. Mr. Simon Bird has been appointed as a new member of the Board of Directors by the remaining elected directors.

Financial Results Overview

KNOT Offshore Partners reports net income of $7.2 million and operating income of $17.0 million for the first quarter of 2015, as compared to net income of $6.4 million and operating income of $9.4 million for the first quarter of 2014.

All eight of the Partnership’s vessels operated well throughout the first quarter of 2015. The five vessels on time charter achieved 99.8% utilization (1.0 days off hire). Operating income increased by $7.6 million and total finance expense increased by $6.8 million in the first quarter of 2015 compared to the first quarter of 2014. The increase in operating income in the first quarter of 2015 was mainly due to the Hilda Knutsen and Torill Knutsen being included from July 1, 2014, and Dan Cisne being included from December 15, 2014 in the Partnership’s results of operations. Total finance expense for the first quarter of 2015 included $5.6 million in realized and unrealized derivative losses.

In comparison to the fourth quarter of 2014 when the Partnership reported net income of $5.9 million, the higher net income in the first quarter of 2015 was a result of a $1.0 million increase in operating income. The increase in operating income was primarily due to the Dan Cisne being included in the Partnership’s results of operations from December 15, 2014. Total finance expense for the first quarter of 2015 was $0.3 million lower than the fourth quarter of 2014.

Financing and Liquidity

As of March 31, 2015, the Partnership had cash and cash equivalents of $32.7 million. Total interest bearing debt outstanding was $604.6 million including the loan from Knutsen NYK Offshore Tankers (“Knutsen NYK”) of $12 million incurred in connection with the acquisition of the Dan Cisne. The average interest rate paid on the Partnership’s outstanding debt during the quarter ended March 31, 2015 was approximately 2.3% over LIBOR.

(1)	Adjusted EBITDA, distributable cash flow and coverage ratio are non-GAAP financial measures used by investors to measure the performance of master limited partnerships. Please see Appendix A for definitions of Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

As of March 31, 2015, the Partnership had entered into various interest rate swap agreements for a total notional amount of $382.3 million to hedge against the interest rate risks of its variable rate borrowings. The Partnership does not apply hedge accounting for derivative instruments. Under the terms of the interest rate swap agreements, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.47%.

As of March 31, 2015, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $189.6 million based on total net interest bearing bank debt of $604.6 million less the interest rate swaps of $382.3 million and less cash and cash equivalents of $32.7 million.

The Partnership’s outstanding interest bearing debt of $604.6 million as of March 31, 2015 is repayable as follows:

(US $ in thousands)	Annual repayment	Balloon repayment
Remainder of 2015	$30,139	$—
2016	39,018	—
2017	39,318	—
2018	38,387	136,500
2019	18,132	269,678
2020 and thereafter	27,000	6,470

Total	$191,994	$412,648

Changes in Board and Management

On May 7, 2015, John Costain resigned from the Board of Directors of the Partnership. Mr. Costain will become the Partnership’s Chief Executive Officer and Chief Financial Officer effective June 1, 2015. On May 7, 2015, Simon Bird was appointed by the remaining elected directors to replace Mr. Costain as the Class III elected director to serve until the annual meeting of unitholders in 2016. On May 7, 2015, Mr. Edward Waryas was appointed chairman of the Conflicts Committee and Mr. Hans Petter Aas was appointed as a member of the Conflicts Committee. Mr. Aas was also appointed Chairman of the Audit Committee and Mr. Waryas was appointed a new member of the Audit Committee in addition to the existing member, Mr. Andrew Beveridge. The Board of Directors has determined that Mr. Aas qualifies as an audit committee financial expert.

Mr. Simon Bird has served as the Chief Executive of Bristol Port Company since 2000. From 1997 to 1999, Mr. Bird served as Commercial Director at Mersey Docks & Harbour Company plc. From 1995 to 1997, he was Joint Managing Director and Executive Director at International Water Ltd. Prior to 1995, Mr. Bird held various positions at British Aerospace plc, Thorn EMI plc, Philips, the Royal Navy and Her Majesty’s Diplomatic Service. Mr. Bird is also a director of Bristol Bulk Company, the chairman of UK Major Ports Group, a vice chairman of Maritime UK and a member of the Strategic Advisory Group of the Royal Navy.

Outlook

The Partnership’s current fleet of eight vessels has an average fixed employment of 5.1 years. In addition, the charterers have options to extend certain of the charters by an additional 2.1 years on average.

As previously announced, the next vessel drydocking is expected to be the Windsor Knutsen in August and September of 2015.

The Partnership has or expects to receive options to acquire six vessels controlled by Knutsen NYK pursuant to the terms of the omnibus agreement entered into with Knutsen NYK in connection with the

Partnership’s IPO (the “omnibus agreement”). Three of these vessels have been delivered and are operating under long-term charters, and three are under construction in Korea and China. Average remaining fixed contract time for these vessels is 7.1 years and the charterers also have the option to extend these charters by 7.7 years on average.

Under the omnibus agreement, the Partnership has the option to purchase the Ingrid Knutsen and the Raquel Knutsen from Knutsen NYK within 24 months of their delivery to charterers. The Ingrid Knutsen, which was delivered in December 2013, is operating under a time charter that expires in 2024 with a subsidiary of ExxonMobil, with options to extend until 2029. The Raquel Knutsen, which was delivered from the yard in March 2015, will operate under a time charter that expires in 2025 with Repsol Sinopec Brazil BV, with options to extend until 2030.

Knutsen NYK’s vessel, the Dan Sabia, is on long-term bareboat charter to Transpetro that expires in the first quarter of 2024. The vessel may be offered to the Partnership in the future under the terms of the omnibus agreement.

Knutsen NYK has entered into new long-term charters with a subsidiary of BG Group Plc to provide shuttle tanker services in Brazil beginning in late 2016. These contracts will be serviced by two Suezmax-size DP2 shuttle tanker newbuildings under construction at Hyundai Heavy Industries, Korea. The Partnership will have the option to acquire the vessels from Knutsen NYK pursuant to the omnibus agreement following acceptance by the charterer of the vessels.

In January 2015, Knutsen NYK announced an agreement for a long-term time charter with an international oil company of a new DP2 Suezmax shuttle tanker to be delivered in the first quarter of 2017. The vessel has been ordered at Cosco Zhoushan shipyard in China and will be a sister vessel of Raquel Knutsen. The shuttle tanker is expected to operate in Brazil. Pursuant to the omnibus agreement, the Partnership will have the option to acquire this vessel from Knutsen NYK following acceptance by the charterer of the vessel.

Pursuant to the omnibus agreement, the Partnership also has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any vessels from Knutsen NYK.

The Board believes that there will be opportunities for growth for the Partnership beyond the current identified acquisition candidates, and the demand for offshore shuttle tankers will over time continue to grow based on identified projects. Future oil prices will influence the growth of offshore oil production activity when existing projects are completed.

The Board is pleased with the development of new business opportunities and the results of operations of the Partnership for the quarter ended March 31, 2015, and is confident that the Partnership continues to be well positioned to grow its earnings and distributions.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of eight offshore shuttle tankers with an average age of 3.6 years operating under long-term charters.

KNOT Offshore Partners is structured as a publicly-traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Friday, May 8, 2015 at noon (ET) to discuss the results for the first quarter of 2015. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available on the Partnership’s website: www.knotoffshorepartners.com

May 7, 2015

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Arild Vik (+44 7581 899 777)

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended
(USD in thousands)	March 31, 2015	December 31, 2014	March 31, 2014	December 31, 2014

Time charter and bareboat revenues (1)	$36,071	$34,655	$21,766	$112,784
Other income	149	28	8	57

Total revenues	36,220	34,683	21,774	112,841

Vessel operating expenses	6,807	7,357	4,597	23,879
Depreciation	11,400	10,559	6,780	34,322
General and administrative expenses	1,068	832	1,043	4,323

Total operating expenses	19,275	18,748	12,420	62,524

Operating income	16,945	15,935	9,354	50,317

Finance income (expense):
Interest income	1	9	1	13
Interest expense	(4,186)	(4,688)	(2,713)	(15,271)
Other finance expense	(20)	(40)	(221)	(1,271)
Realized and unrealized gain (loss) on derivative instruments (2)	(5,623)	(5,239)	46	(6,407)
Net gain (loss) on foreign currency transactions	72	(54)	(24)	26

Total finance expense	(9,756)	(10,012)	(2,911)	(22,910)

Income before income taxes	7,189	5,923	6,443	27,407
Income tax expense	(3)	(15)	(19)	(15)

Net income	$7,186	$5,908	$6,424	$27,392

Weighted average units outstanding (in thousands of units):
Common units	13,808	13,808	8,568	11,209
Subordinated units	8,568	8,568	8,568	8,568
General partner units	457	457	350	404

(1)	Time charter revenue for the third quarter and fourth quarter of 2014 and the first quarter of 2015 includes a non-cash item of approximately $0.9 million in reversal of contract liability provision and income recognition of prepaid charterhire. In the first and second quarters of 2014 a non-cash item of approximately $0.5 million in reversal of contract liability provision was included.
(2)	The mark-to-market net loss related to interest rate swaps and foreign exchange contracts for the first quarter of 2015 includes unrealized loss of $4.6 million and realized loss of $1.0 million. Of the unrealized loss for this quarter, $1.5 million relates to foreign exchange contracts hedging the operational costs in Norwegian Kroner (NOK).

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEET

(USD in thousands)	At March 31, 2015	At December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$32,746	$30,746
Amounts due from related parties	173	130
Inventories	1,079	915
Other current assets	4,597	3,958

Total current assets	38,595	35,749

Long-term assets:
Vessels and equipment:
Vessels	1,131,253	1,131,321
Less accumulated depreciation	(120,847)	(109,464)

Net property, plant, and equipment	1,010,406	1,021,857

Goodwill	6,217	6,217
Deferred debt issuance cost	3,683	3,959
Derivative assets	370	2,966

Total assets	$1,059,271	$1,070,748

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Trade accounts payable	$1,743	$1,869
Accrued expenses	3,812	2,735
Current portion of long-term debt	38,718	38,718
Derivative liabilities	8,967	7,450
Income taxes payable	137	362
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	6,595	6,751
Amount due to related parties	401	628

Total current liabilities	61,891	60,031

Long-term liabilities:
Long-term debt	553,924	562,503
Derivative liabilities	483	—
Contract liabilities	10,896	11,275
Deferred tax liabilities	1,293	1,402
Long-term debt from related parties	12,000	12,000
Other long-term liabilities	3,693	4,172

Total liabilities	644,180	651,383

Equity:
Partners’ capital:
Common unitholders	304,877	307,544
Subordinated unitholders	102,161	103,680
General partner interest	8,053	8,141

Total Partners’ capital	415,091	419,365

Total liabilities and equity	$1,059,271	$1,070,748

APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended March 31, 2015 (unaudited)	Three Months Ended December 31, 2014 (unaudited)
Net income	$7,186	$5,908
Add:
Depreciation	11,400	10,559
Other non-cash items; deferred costs amortization debt	284	1,018
Unrealized losses from interest rate derivatives and forward exchange currency contracts	4,597	4,213
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(6,175)	(5,747)
Deferred revenue	(858)	(858)

Distributable cash flow	$16,434	$15,093
Distributions declared	$12,053	$11,460

Coverage ratio	1.36	1.32

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest and depreciation. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended March 31, 2015 (unaudited)	Three Months Ended December 31, 2014 (unaudited)
Net income	$7,186	$5,908
Interest income	(1)	(9)
Interest expense	4,186	4,688
Depreciation	11,400	10,559
Income tax (benefits) expense	3	15
EBITDA	22,774	21,161
Other financial items (a)	5,571	5,333

Adjusted EBITDA	$28,345	$26,494

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	changes in KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfil their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2014.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.